UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 25)*

Scitex Corporation Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

809090-10-3

(CUSIP Number)

Shirit Caplan, Adv.
Discount Investment Corporation Ltd.
The Triangular Tower, 43rd Floor
3 Azrieli Center, Tel Aviv 67023
Israel
Tel:  +972 3 6075888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809090-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Electronics Industries Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Maine

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,540,226

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,540,226

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,540,226

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 21.95%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 809090-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Industries and Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Maine

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,540,226

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,540,226

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,540,226

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 21.95%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 809090-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PEC Israel Economic Corporation 13-1143258

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Maine

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,875,779

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,875,779

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,779

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.32%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 809090-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DIC Loans Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,880,336

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,880,336

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,880,336

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 11.23%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 809090-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Discount Investment Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,421,794

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,421,794

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,421,794

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 21.67%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 809090-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,962,020

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,962,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,962,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 43.62%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 809090-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,962,020

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,962,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,962,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 43.62%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 809090-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,962,020

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,962,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,962,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 43.62%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 809090-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shelly Dankner-Bergman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,962,020

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,962,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,962,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 43.62%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 809090-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruth Manor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,962,020

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,962,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,962,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 43.62%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 809090-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,962,020

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,962,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,962,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 43.62%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 25 restates and amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.12 per share, of Scitex Corporation Ltd.

Item 1.	Security and Issuer

The class of securities to which this Amendment relates is the ordinary shares, par value New Israel Shekel (“NIS”) 0.12 per share (the “Ordinary Shares”), of Scitex Corporation Ltd. (“Scitex”), an Israeli corporation whose principal executive offices are located at the Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Prior to September 5, 1991 the outstanding Ordinary Shares of Scitex have been of par value NIS0.0012 per share. On that date, Scitex distributed a stock dividend on a 99-for-1 basis and the then outstanding Ordinary Shares, par value NIS0.0012 per share, were consolidated by a reverse split into new Ordinary Shares, par value NIS0.12 per share, on the basis of one new Ordinary Share of par value NIS0.12 for each 100 old Ordinary Shares of par value NIS0.0012 per share.

The information set forth in this Amendment with respect to ownership of and transaction in the Ordinary Shares at any time or period prior to September 5, 1999 I relate to Scitex’s Ordinary Shares, par value NIS0.0012 per share. The information set forth in this Amendment with respect to ownership of and transaction in the Ordinary Shares at any time or period after September 5, 1991 relate to Scitex’s Ordinary Shares, par value NIS0.12 per share.

The Ordinary Shares are listed for trading on the NASDAQ National Market System and on the Tel Aviv Stock Exchange.
The CUSIP number for the Ordinary Shares is 809090-10-3.

Item 2.	Identity and Background
(a), (b) and (c): The Reporting Persons.

On May 19, 2003, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati, who were Reporting Persons until that date, completed a sale of all the shares (constituting approximately 51.7% of the outstanding share capital) of IDB Holding Corporation Ltd. owned by such companies to a group comprising a private company controlled by Nochi Dankner and Shelly Dankner-Bergman, a private company controlled by Ruth Manor and a private company controlled by Avraham Livnat. As a result, Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati ceased to be Reporting Persons, and from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1) Clal Electronics Industries Ltd., an Israeli private corporation (“CEI”), with its principal office at the Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. CEI is a holding company, the activities of which consist of establishment, acquisition and development of companies in the high technology industry, particularly in the electronics area. CEI owns directly Ordinary Shares of Scitex.

(2)           Clal Industries and Investments Ltd., an Israeli public corporation (“Clal”), with its principal office at the Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal is a holding company whose principal holdings are in the industrial and technology sectors. The outstanding shares of Clal are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, Clal owned all the outstanding shares of CEI. Clal owns directly Ordinary Shares of Scitex. By reason of Clal’s control of CEI, Clal may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by CEI.

(3)           PEC Israel Economic Corporation, a Maine private corporation (“PEC”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. PEC is a holding company owning investments predominantly in companies which are located in the State of Israel or are Israel - related. PEC owns directly Ordinary Shares of Scitex.

(4)           DIC Loans Ltd., an Israeli private corporation (“DIC Loans”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC Loans engages in financing and investments in securities of companies. DIC Loans owns directly Ordinary Shares of Scitex.

(5)           Discount Investment Corporation Ltd., an Israeli public corporation (“DIC”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. In January 1999 DIC acquired approximately 81% of the then outstanding shares of PEC, and in November 1999 DIC acquired the remaining outstanding shares of PEC. As of May 19, 2003, DIC owned all the outstanding shares of PEC and beneficially owned all the outstanding shares of DIC Loans. DIC owns directly Ordinary Shares of Scitex. By reason of DIC’s control of PEC and DIC Loans, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by PEC and DIC Loans.

(6)           IDB Development Corporation Ltd.,  an Israeli public corporation (“IDB Development”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. Since 1982 IDB Development owned, initially an indirect controlling interest and later a direct controlling interest, in Clal, and as of May 19, 2003, IDB Development owned approximately 63.6% of the outstanding shares of Clal. From 1981 through January 1999 IDB Development owned a direct controlling interest in PEC, and in January 1999 IDB Development sold its entire holding (approximately 81%) of the then outstanding shares of PEC to DIC. Since 1981 IDB Development owned a direct controlling interest in DIC, and as of May 19, 2003 IDB Development owned approximately 71.5% of the outstanding shares of DIC. By reason of IDB Development’s control of Clal and DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by CEI, PEC, DIC Loans and DIC.

(7) IDB Holding Corporation Ltd., an Israeli public corporation (“IDB Holding”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv

67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. Since 1981 IDB Holding owned a controlling interest in IDB Development, and as of May 19, 2003, IDB Holding owned approximately 58% of the outstanding shares of IDB Development. From 1977 through 1982 IDB Holding owned an indirect controlling interest in Clal, and in 1982 IDB Holding sold its indirect controlling interest in Clal to IDB Development. From 1970 through 1981 IDB Holding owned a direct controlling interest in PEC, and in 1981 IDB Holding sold its controlling interest in PEC to IDB Development. By reason of IDB Holding’s control (through IDB Development) of Clal and DIC, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by CEI, PEC, DIC Loans and DIC.

The following persons may, by reason of their interests in and relationships among them with respect to IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (7) above:
(8) Mr. Nochi Dankner, whose address is 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel. His present principal occupation is businessman and director of companies.
(9) Mrs. Shelly Dankner-Bergman, whose address is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. Her present principal occupation is director of companies.
(10) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon, Israel. Her present principal occupation is director of companies.
(11) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 41.1% and 15.6% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli corporation which in turn owns since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders’ meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting up to 9% of the outstanding shares of such corporation. Furthermore, Nochi Dankner granted to two of the other shareholders of Ganden Holding a put option which is exercisable at any time until the earlier of an initial public offering of Ganden Holdings’ shares or June 7, 2006, whereby Nochi Dankner may be required to acquire from such other shareholders certain shares of Ganden Holdings constituting in the aggregate at the date hereof approximately 10% of its outstanding shares. Also, Nochi Dankner granted to such shareholders and to one other shareholder of Ganden Holdings a tag along right to participate in certain sales of Ganden Holdings’ shares by Nochi Dankner, and such shareholders agreed to vote all their shares of Ganden Holdings, constituting in the aggregate at the date hereof approximately 13.7% of Ganden Holdings’ outstanding shares, in accordance with Nochi Dankner’s instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Dankner-Bergman is a director, of IDB Holding, IDB Development, Clal and DIC.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. (“Manor”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor’s husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development, Clal and DIC.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat’s son, Zvi Livnat, is a director of IDB Holding, IDB Development, Clal and DIC.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the “Shareholders Agreement”) with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders’ meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of “first opportunity” whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a “tag along” right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a “drag along” right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders’ consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lenders’ consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders’ opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons  controlling the borrowers, which in the lenders’ opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by CEI, PEC, DIC Loans and DIC.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) CEI, (ii) Clal, (iii) PEC, (iv) DIC Loans, (v) DIC, (vi) IDB Development and (vii) IDB Holding are set forth in Schedules A, B, C, D, E, F and G attached hereto, respectively, and incorporated herein by reference.

(d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E, F and G to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In February 2002, following a criminal trial in the Tel Aviv Magistrate’s Court, DIC, several past executive officers of DIC and one of its other officers, were convicted of criminal offenses under the Israeli Securities Act,1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In May 2002, DIC was fined NIS800,000 (then approximately $160,000). DIC and all the convicted persons filed an appeal in the Tel Aviv District Court against their conviction. The appeal has not yet been heard. None of the activities underlying the conviction, which activities ended in May 1995, relate to or involve Scitex or its business in any way.

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E, F and G to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in paragraphs (8), (9), (10) and (11) above are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration
PEC, DIC and CEI used their respective own funds to acquire the Ordinary Shares purchased by them as set forth below in the response to Item 5.

Item 4.	Purpose of Transaction

On December 31, 1987 DIC, PEC and CEI held, in the aggregate, 3,147,036 Ordinary Shares or 28.7% of the then outstanding Ordinary Shares. These Ordinary Shares represented long term equity investments in Scitex by such Reporting Persons. In addition, PEC, DIC and an affiliate of CEI held convertible notes or options to purchase Ordinary Shares at $5.75 per share, subject to certain adjustment (the “Notes” and “Options”, respectively). Scitex issued the Notes and Options in 1987 in connection with $10 million in loans (the “Loans”) payable January 15, 1992, extended to it by PEC and affiliates of DIC and CEI at the behest of Scitex and certain of its lenders. Such Reporting Persons extended the Loans, in part, to preserve the value of their equity investment in Scitex. The market price for Ordinary Shares has been below the conversion price of the Notes and the exercise price of Options at all times from the time of their issuance through July 5, 1988, and such Reporting Persons therefore disclaimed throughout this period beneficial ownership of the Ordinary Shares issuable upon conversion of Notes or exercise of the Options.

Such Reporting Persons’ purpose in purchasing additional Ordinary Shares after February 29, 1988, reflected their confidence in the long-term value of their investments in Scitex and their desire, by the purchase of additional Ordinary Shares, together with the 28.7% of the outstanding Ordinary Shares they then owned and the membership on the Board of Directors of Scitex of persons who also were at the time directors of certain of such Reporting Persons, to protect the ability of such Reporting Persons to continue to influence the policies of Scitex and to assure that any extraordinary corporate transactions involving Scitex would be made with fair consideration given to the interests of such Reporting Persons.

On January 19, 1989, Mirror Group PLC (“Mirror”), a member of the Maxwell group of companies, acquired from Scitex 4,796,381 Ordinary Shares (approximately 27% of the Ordinary Shares that were outstanding immediately after this acquisition) for approximately $39 million, subject to adjustment. On January 18, 1989, PEC, DIC, CEI and Clal entered into a shareholders’ agreement with Mirror with respect to the Ordinary Shares owned by them. On January 19, 1989, PEC and DIC beneficially owned, in the aggregate, 2,626,458 Ordinary Shares (approximately 15% of such outstanding Ordinary Shares) and CEI, a subsidiary of Clal - Clal Central Industrial Financing (1962) Ltd. (“CCIF”) and Clal beneficially owned, in the aggregate, 2,671,600 Ordinary Shares (approximately 15% of such outstanding Ordinary Shares). The parties to this shareholders’ agreement owned beneficially, in the aggregate, approximately 57% of such outstanding Ordinary Shares, and each party and its affiliates may have been deemed to share the power to vote and dispose of the Ordinary Shares held by the other parties and their affiliates to the extent provided in this shareholders’ agreement. On October 17, 1991 Robert Maxwell Group PLC (then Mirror’s new name)

sold all of its Ordinary Shares pursuant to a public offering. Consequently, the shareholders’ agreement referred to above in this paragraph terminated and from such date it is no longer in effect.

The Reporting Persons may from time to time seek to acquire additional Ordinary Shares in open market transactions, or transactions negotiated with other shareholders, or otherwise, at pries and on other terms acceptable to the purchasing Reporting Persons, if they believe it to be in their interest, depending upon the circumstances, including market conditions, and consistent with any applicable regulatory requirements. The aggregate number of Ordinary Shares which the Reporting Persons hold or obtain rights to acquire under terms that the Reporting Persons believe to be in their interest will be a factor in these considerations. The Reporting Persons’ purpose in purchasing additional Ordinary Shares includes protection of the ability of the Reporting Persons to continue to influence the policies of Scitex and to ensure that any extraordinary transactions involving Scitex will be made with fair consideration given to the interests of the Reporting Persons. In addition, the Reporting Persons may seek to use their influence to prevent, or modify the terms of, any extraordinary transactions involving Scitex or any of its subsidiaries, such as a recapitalization, merger, liquidation, transfer of a material amount of assets, or any similar extraordinary transaction, or a change in the governing instruments of Scitex or the composition of its Board of Directors or dividend policies which the Reporting Persons believe is not in the interest of Scitex or their interests as substantial investors in Scitex. However, the Reporting Persons have no plan or proposals which would result in, or are designed to prevent or modify the terms of, any of the types of extraordinary transactions described above.

If they believe it to be in their interests, none of the Reporting Persons are foreclosed from disposing of all or any portion of their Ordinary Shares, sale of such Ordinary Shares in open market transactions, in negotiated transactions or otherwise, at prices and or other terms acceptable to the selling Reporting Persons.

Item 5.	Interest in Securities of the Issuer
(1) As of March 9, 1988:

PEC beneficially owned 798,663 Ordinary Shares, or approximately 7.3% of the then outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares. Of such shares, 21,300 were acquired in the over-the-counter market within the last 60 days prior to March 9, 1988 as follows:

Date of Transaction	Amount of Ordinary Shares	Price Per Ordinary Share
March 1, 1988	11,300	$3-5/8 (plus commissions)
March 7, 1988	5,000	$3-7/8 (plus commissions)
March 8, 1988	5,000	$4 (plus commissions)

In addition, in connection with a loan of $2.5 million by PEC to Scitex, as described in the response to Item 4, in 1987 PEC received Notes upon the conversion of which PEC would have received an aggregate of 434,783 additional Ordinary Shares (subject to adjustment), or approximately 3.81% of the Ordinary Shares then outstanding. As indicated in the response to Item 4, PEC disclaimed at the time beneficial ownership of such additional Ordinary Shares.

DIC beneficially owned 794,785 Ordinary Shares, or approximately 7.2% of the then outstanding Ordinary Shares. 5,063 of these shares were owned by Oranim (Securities) Ltd., a wholly owned subsidiary of DIC (“Oranim”). DIC shared the power to vote and dispose of all these Ordinary Shares. Of such shares 21,300 were acquired in the over-the-counter market within the last 60 days prior to March 9, 1988, as follows:

Date of Transaction	Amount of Ordinary Shares	Price Per Ordinary Share
March 1, 1988	11,300	$3-5/8 (plus commissions)
March 7, 1988	5,000	$3-7/8 (plus commissions)
March 8, 1988	5,000	$4 (plus commissions)

In addition, in connection with a loan of $2.5 million by an affiliate of DIC to Scitex, as described in the response to Item 4, in 1987, DIC received Options upon the exercise of which DIC would have received 434,783 Ordinary Shares (subject to adjustment), or approximately 3.81% of the Ordinary

Shares then outstanding. As indicated in the response to Item 4, DIC disclaimed at the time beneficial ownership of such additional Ordinary Shares.

CEI beneficially owned 1,638,592 Ordinary Shares, or approximately 14.9% of the then outstanding Ordinary Shares. CEI shared the power to vote and dispose of these Ordinary Shares. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, these Ordinary Shares. Of such shares, 42,400 were acquired in the over-the-counter market within the last 60 days prior to March 9, 1988, as follows:

Date of Transaction	Amount of Ordinary Shares	Price Per Ordinary Share
March 1, 1988	22,400	$3-5/8 (plus commissions)
March 7, 1988	10,000	$3-7/8 (plus commissions)
March 8, 1988	10,000	$4 (plus commissions)

In addition, in connection with a loan of $5 million to Scitex by CCIF (a subsidiary of Clal), as described in the response to Item 4, in 1987 CCIF received Options upon the exercise of which CCIF would have received 869,569 Ordinary Shares (subject to adjustment), or approximately 7.63% of the Ordinary Shares then outstanding. As indicated in the response to Item 4, CEI disclaimed at the time beneficial ownership of such additional Ordinary Shares.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares held by PEC, DIC and CEI (an aggregate of 3,232,040 Ordinary Shares, or approximately 29.5% of the Ordinary Shares then outstanding).

Information provided at the time by executive officers and directors of IDB Holding, IDB Development, PEC and DIC indicated that they then owned an aggregate of 35,084 Ordinary Shares, none of which were acquired within the last 60 days prior to March 2, 1988.

Percentages of Ordinary Shares outstanding set forth above this section (1) were based upon number of Ordinary Shares (10,965,420) Scitex advised at the time such Reporting Persons to be outstanding as of December 31, 1987.

(2) As of March 17, 1988:

PEC beneficially owned 832,419 Ordinary Shares, or approximately 7.6% of the then outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares. Of such shares, 55,056 were acquired in the over-the-counter market within the last 60 days prior to March 17, 1988 as follows:

Date of Transaction	Amount of Ordinary Shares	Price Per Ordinary Share
March 11, 1988	7,500	$4-3/8 (plus commissions)
March 11, 1988	475	$4-1/4 (plus commissions)
March 14, 1988	5,000	$4-7/8 (plus commissions)
March 15, 1988	10,937	$4-7/8 (plus commissions)
March 16, 1988	5,000	$4-7/8 (plus commissions)
March 17, 1988	4,844	$4-3/4 (plus commissions)

DIC beneficially owned 828,541 Ordinary Shares, or approximately 7.5% of the then outstanding Ordinary Shares. 5,063 of these shares were owned by Oranim. DIC shared the power to vote and dispose of all these Ordinary Shares. Of such shares 55,056 were acquired in the over-the-counter market within the last 60 days prior to March 17, 1988, as follows:

Date of Transaction	Amount of Ordinary Shares	Price Per Ordinary Share
March 11, 1988	7,500	$4-3/8 (plus commissions)
March 11, 1988	475	$4-1/4 (plus commissions)
March 14, 1988	5,000	$4-7/8 (plus commissions)
March 15, 1988	10,937	$4-7/8 (plus commissions)
March 16, 1988	5,000	$4-7/8 (plus commissions)
March 17, 1988	4,844	$4-3/4 (plus commissions)

CEI beneficially owned 1,706,105 Ordinary Shares, or approximately 15.6% of the then outstanding Ordinary Shares. CEI shared the power to vote and dispose of these Ordinary Shares. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, these Ordinary Shares. Of such shares, 109,913 were acquired in the over-the-counter market within the last 60 days prior to March 17, 1988, as follows:

Date of Transaction	Amount of Ordinary Shares	Price Per Ordinary Share
March 11, 1988	15,000	$4-3/8 (plus commissions)
March 11, 1988	950	$4-1/4 (plus commissions)
March 14, 1988	10,000	$4-7/8 (plus commissions)
March 15, 1988	21,876	$4-7/8 (plus commissions)
March 16, 1988	10,000	$4-7/8 (plus commissions)
March 17, 1988	9,687	$4-3/4 (plus commissions)

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares then held by PEC, DIC and CEI (an aggregate of 3,367,065 Ordinary Shares, or approximately 30.7% of the Ordinary Shares then outstanding).

In addition, see section (1) above in this Item 5 for information concerning the interests of PEC, DIC and CEI in other securities of Scitex and with respect to executive officers and directors of certain of such Reporting Persons.

Percentages of Ordinary Shares outstanding set forth above in this section (2) were based upon number of shares (10,965,420) Scitex advised at the time such Reporting Persons to be outstanding as of December 31, 1987.

(3) As of June 7, 1988:

PEC beneficially owned 873,822 Ordinary Shares, or approximately 8.0% of the then outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares. Of such shares, 23,903 were acquired in a privately negotiated transaction within the last 60 days period ended on June 7, 1988 as follows:

Date of Transaction	Amount of Ordinary Shares	Price Per Ordinary Share
June 7, 1988	23,903	$4.54

DIC beneficially owned 869,944 Ordinary Shares, or approximately 7.9% of the then outstanding Ordinary Shares. 5,063 of these shares were owned by Oranim. DIC shared the power to vote and dispose of all these Ordinary Shares. Of such shares 23,903 were acquired in a privately negotiated transaction within the last 60 days period ended on June 7, 1988 as follows:

Date of Transaction	Amount of Ordinary Shares	Price Per Ordinary Share
June 7, 1988	23,903	$4.54

CEI beneficially owned 1,788,908 Ordinary Shares, or approximately 16.3% of the outstanding Ordinary Shares. CEI shared the power to vote and dispose of these Ordinary Shares. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, these Ordinary Shares. Of such shares, 47,807 were acquired in a privately negotiated transaction within the last 60 days period ended on June 7, 1988 as follows:

Date of Transaction	Amount of Ordinary Shares	Price Per Ordinary Share
June 7, 1988	47,807	$4.54

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares then held by PEC, DIC and CEI (an aggregate of 3,532,674 Ordinary Shares, or approximately 32.2% of the Ordinary Shares then outstanding).

Percentages of Ordinary Shares outstanding set forth above in this section (3) were based upon number of shares (10,965,420) Scitex advised at the time such Reporting Persons to be outstanding as of December 31, 1987.

(4) As of July 5, 1988:

PEC beneficially owned 1,308,604 Ordinary Shares, or approximately 11.5% of the then outstanding Ordinary Shares assuming conversion of the Notes. PEC shared the power to vote and dispose of these Ordinary Shares. Of such shares, 434,782 were issuable in connection with PEC’s loan of $2.5 million to Scitex in 1987, as described in the response to Item 4. PEC received Notes upon the conversion of which PEC would have received an aggregate of 434,782 additional Ordinary Shares (subject to adjustment), or approximately 3.8% of the Ordinary Shares. The Ordinary Shares began trading at a market price in excess of the Notes’ conversion price on July 5, 1988.

DIC beneficially owned 1,304,727 Ordinary Shares, or approximately 11.4% of the then outstanding Ordinary Shares assuming exercise of the Options. 5,063 of these shares were owned by Oranim. DIC shared the power to vote and dispose of all these Ordinary Shares. Of such shares 434,783 were issuable in connection with a loan of $2.5 million by an affiliate of DIC to Scitex in 1987, as described in the response to Item 4. DIC received Options upon the exercise of which DIC would have received 434,783 Ordinary Shares (subject to adjustment), or approximately 3.8% of the Ordinary Shares. The Ordinary Shares began trading at a market price in excess of the Options’ exercise price on July 5, 1988.

CEI beneficially owned 2,658,473 Ordinary Shares, or approximately 20.92% of the then outstanding Ordinary Shares assuming exercise of the Options. CEI shared the power to vote and dispose of these Ordinary Shares. Of such shares, 869,565 Ordinary Shares (subject to adjustment), or approximately 6.8% of the then outstanding Ordinary Shares assuming exercise of the Options, were issuable to CCIF (a subsidiary of Clal) upon exercise of Options received by CCIF in connection with a loan of $5 million by CCIF to Scitex in 1987, as described in the response to Item 4. The Ordinary Shares began trading at a market price in excess of the Options’ exercise price on July 5, 1988. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, these Ordinary Shares.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares held by PEC, DIC and CEI (an aggregate of 5,271,804 Ordinary Shares, or approximately 41.5% of the Ordinary Shares then outstanding, assuming the rights described above were to be exercised).

In addition, see section (1) above in this Item 5 for information concerning the interests of PEC, DIC and CEI in other securities of Scitex and with respect to executive officers and directors of certain of such Reporting Persons.

Percentages of Ordinary Shares outstanding set forth above in this section (4) were based upon number of shares (10,965,420) Scitex advised at the time such Reporting Persons to be outstanding as of December 31, 1987.)

(5)           On July 21, 1988, PEC, DIC and CCIF (a subsidiary of Clal) each gave notice to Scitex that they were converting their Notes or exercising their Options, as the case may be, described in the response to Item 4. They subsequently were advised that, under applicable Israeli law, the Ordinary Shares issuable upon conversion of the Notes or exercise of the Options were deemed to be issued on the date the foregoing notices were given.

As of July 21, 1988:

PEC beneficially owned 1,308,604 Ordinary Shares, or approximately 10.3% of the Ordinary Shares assumed to be then outstanding. PEC shared the power to vote and dispose of these Ordinary Shares. Of such shares, 434,782 were deemed issued to PEC upon the conversion, on July 21, 1988, of the Notes.

DIC beneficially owned 1,304,727 Ordinary Shares, or approximately 10.3% of the Ordinary Shares assumed to be then outstanding. 5,063 of these shares were owned by Oranim. DIC shared the power to vote and dispose of all these Ordinary Shares. Of such shares, 434,783 were deemed issued to DIC upon the exercise, on July 21, 1988, of the Options.

CEI beneficially owned 1,802,035 Ordinary Shares, or approximately 14% of the Ordinary Shares assumed to be then outstanding. CEI shared the power to vote and dispose of these Ordinary Shares. CCIF beneficially owned 869,565 Ordinary Shares, or approximately 6.8% of the Ordinary Shares assumed to be then outstanding, which were deemed issued to CCIF upon the exercise, on July 21, 1988, of the Options. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, all these Ordinary Shares.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares then held by PEC, DIC, CEI and CCIF (an aggregate of 5,271,804 Ordinary Shares, or approximately 41.5% of the Shares assumed to be then outstanding)

Percentages of Ordinary Shares outstanding set forth above in this section (5) were based upon number of shares (10,965,420) Scitex advised at the time such Reporting Persons to be outstanding as of December 31, 1987 with the addition of 1,739,130 Ordinary Shares deemed issued upon conversion of the Notes and exercise of the Options on July 21, 1988, or a total of 12,704,550 Ordinary Shares assumed to be outstanding.

(6) On February 2, 1989 the Ordinary Shares owned by CCIF were transferred to CEI.
(7) As of March 26, 1991:

PEC beneficially owned 2,455,336 Ordinary Shares, or approximately 6.62% of the Ordinary Shares then outstanding. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 2,447,570 Ordinary Shares, or approximately 6.6% of the Ordinary Shares then outstanding. 10,124 of these Ordinary Shares were owned by Oranim. DIC shared the power to vote and dispose of all these Ordinary Shares.

CEI beneficially owned 5,053,200 Ordinary Shares, or approximately 13.62% of the Ordinary Shares then outstanding. CEI shared the power to vote and dispose of these Ordinary Shares. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of these Ordinary Shares.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares held by PEC, DIC and CEI (9,956,106 Ordinary Shares in the aggregate, or approximately 26.84% of the Ordinary Shares then outstanding).

Information provided by executive officers and directors of IDB Holding, IDB Development, PEC, DIC, CEI and Clal indicated that they then owned an aggregate of 21,200 Ordinary Shares.

Percentages of Ordinary Shares outstanding set forth above in this section (7) were based upon the number of Ordinary Shares (37,087,848) Scitex advised at the time such Reporting Persons to be outstanding as of March 26, 1991. Such Reporting Persons have been advised at the time that the amount of Ordinary Shares outstanding was increased by a 2-for-1 stock split, effected in August 1990 and by the exercise of outstanding options for the purchase of Ordinary Shares by persons other than such Reporting Persons.

The following table reflects the sales of Ordinary Shares made on behalf of each of PEC and DIC during 1991 on the over-the-counter market in the U.S.:

Date of Transaction		Amount of Ordinary Shares	Price Per Ordinary Share ($)
March	13, 1991	2,250	27.125
March	13, 1991	2,700	27.25
March	13, 1991	350	27.375
March	14, 1991	1,500	27.375
March	14, 1991	2,500	27.5
March	14, 1991	3,000	27.625
March	14, 1991	2,650	27.75
March	14, 1991	1,750	27.875
March	15, 1991	1,250	27.875
March	18, 1991	2,500	27.50
March	18, 1991	1,000	27.25
March	19, 1991	5,500	26.25
March	19, 1991	2,000	26.3125
March	19, 1991	4,100	26.375
March	19, 1991	1,800	26.5
March	20, 1991	5,000	26.25
March	20, 1991	2,000	26.3125
March	20, 1991	8,750	26.375
March	20, 1991	2,500	26.5
March	20, 1991	2,600	26.625
March	21, 1991	5,000	26.5
March	21, 1991	10,050	26.625
March	21, 1991	13,725	26.75
March	21, 1991	1,500	26.8125
March	21, 1991	8,750	26.875
March	22, 1991	2,500	26.75
March	22, 1991	5,000	26.875
March	22, 1991	8,450	27.0
March	25, 1991	5,000	26.375
March	25, 1991	19,500	26.5
March	25, 1991	5,000	26.5625
March	25, 1991	20,825	26.625
March	25, 1991	12,500	26.6875
March	25, 1991	1,500	26.75
		175,000

The following table reflects the sales made by CEI during 1990 on the over-the-counter market in the U.S.:

Date of Transaction		Amount of Ordinary Shares	Price Per Ordinary Share ($)
June	20, 1990	15,000	35.00
June	21, 1990	5,000	35.50
June	21, 1990	5,000	36.00
June	25, 1990	5,000	38.25
June	27, 1990	5,000	37.00
June	28, 1990	10,000	37.00
June	29, 1990	2,500	37.50
July	2, 1990	2,500	38.125
July	2, 1990	2,500	39.125
July	2, 1990	2,500	38.50
July	3, 1990	50,000	39.50
July	9, 1990	2,500	39.00
July	10, 1990	2,500	39.25
July	11, 1990	2,500	38.50
July	11, 1990	2,500	38.75
July	12, 1990	2,500	38.625
July	12, 1990	2,500	38.75
July	13, 1990	2,500	38.75
July	16, 1990	2,500	39.125
July	16, 1990	2,500	39.75
July	16, 1990	2,500	39.50
July	16, 1990	2,500	40.00
July	17, 1990	2,500	41.00
July	17, 1990	2,500	41.25
July	17, 1990	2,500	40.75
July	18, 1990	2,500	41.25
July	18, 1990	2,500	41.50
		145,000

(8) As of June 14, 1991:

PEC beneficially owned 2,380,336 Ordinary Shares, or approximately 6.38% of the Ordinary Shares Scitex advised at the time to be then outstanding. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 2,372,570 Ordinary Shares, or approximately 6.36% of the Ordinary Shares Scitex advised at the time to be then outstanding. 10,124 of these Ordinary Shares were owned by Oranim. DIC shared the power to vote and dispose of all these Ordinary Sharres.

CEI beneficially owned 4,759,574 Ordinary Shares, or approximately 12.75% of the Ordinary Shares Scitex advised at the time to be then outstanding. CEI shared the power to vote and dispose of these Ordinary Shares. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, these Ordinary Shares.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares held by PEC, DIC and CEI (9,512,480 Ordinary Shares in the aggregate, or approximately 25.49% of the Ordinary Shares then outstanding).

Information provided at the time to such Reporting Persons indicated that the executive officers and directors of IDB Holding, IDB Development, PEC, DIC, CEI and Clal then owned an aggregate of 8,152 Ordinary Shares.

Percentages of Ordinary Shares outstanding set forth above in this section (8) were based upon the number of Ordinary Shares (37,321,854) Scitex advised at the time such Reporting Persons to be outstanding as of June 6, 1991. Such Reporting Persons have been then advised that the amount of Ordinary Shares outstanding was increased during the period May 1, 1991 through June 6, 1991 by 84,286 Ordinary Shares from the exercise of outstanding options for the purchase of Ordinary Shares by persons other than the Reporting Persons.

The following table reflects the sales of Ordinary Shares made by each of DIC and PEC on the over-the-counter market in the U.S., as described below:

Date of Transaction	Amount of Ordinary Shares	Price Per Ordinary Share ($)
May 31, 1991	17,500	29.4492
June 3, 1991	2,500	29.875
June 3, 1991	2,500	30.25
June 3, 1991	1,000	30.1875
June 3, 1991	2,050	30.125
June 3, 1991	900	30.3125
June 3, 1991	1,750	30.375
June 4, 1991	8,000	30.0
June 4, 1991	3,500	30.0625
June 4, 1991	10,100	30.125
June 5, 1991	8,650	30.0
June 5, 1991	1,250	30.0625
June 5, 1991	15,300	30.125

The following table reflects the sales of Ordinary Shares made by CEI on the over-the-counter market in the U.S., as described below:

Date of Transaction	Amount of Ordinary Shares	Price Per Ordinary Share ($)
May 22, 1991	5,000	27.625
May 24, 1991	5,000	27.50
May 24, 1991	1,000	27.375
May 29, 1991	3,000	27.125
May 30, 1991	5,000	27.25
May 30, 1991	3,000	27.625
May 30, 1991	5,000	27.75
May 30, 1991	8,000	28.0
May 31, 1991	5,000	28.375
May 31, 1991	5,000	28.5
May 31, 1991	5,000	28.75
May 31, 1991	10,000	29.625
May 31, 1991	20,000	29.25
June 3, 1991	5,000	29.625
June 3, 1991	5,000	29.75
June 3, 1991	5,000	30.0
June 3, 1991	25,000	30.25
June 4, 1991	30,000	30.0
June 5, 1991	10,000	30.0
June 5, 1991	10,000	30.25
June 5, 1991	15,000	30.125
June 5, 1991	10,000	30.375
June 5, 1991	5,000	30.5
June 6, 1991	5,000	30.5
June 6, 1991	10,000	30.625
June 6, 1991	5,000	30.75
June 6, 1991	10,000	31.0
June 6, 1991	5,000	31.25
June 6, 1991	5,000	30.5
June 6, 1991	10,000	30.625
June 6, 1991	5,000	30.75
June 6, 1991	5,000	31.875
June 6, 1991	5,000	32.0
June 10,1991	5,000	30.75
June 11, 1991	5,000	30.25
June 11, 1991	5,000	30.375
June 11, 1991	5,000	30.4375
June 14, 1991	8,626	30.375

The following table reflects the purchases and sales of Ordinary Shares made during the last 60 days prior to June 14, 1991 by Mr. Hermann Merkin, then a director of IDB Holding, PEC and DIC, as well as by a company of which Mr. Merkin then was a 50% owner, on the over-the-counter market in the U.S.:

Date of Transaction	Amount of Ordinary Shares			Price Per Ordinary Share ($)
By Mr. Merkin:
June 11, 1991	2,000	–	Sale	30
June 11, 1991	3,000	–	Sale	29.875
June 11, 1991	5,000	–	Sale	30.75
By a company of which Mr. Merkin then was a 50% owner:
April 30, 1991	1,500	–	Purchase	23.875
April 30, 1991	2,000	–	Purchase	25.25
May 1, 1991	2,000	–	Sale	26.5
May 11, 1991	2,000	–	Purchase	27.125
May 14, 1991	6,000	–	Sale	28
May 14, 1991	1,000	–	Sale	27.5
May 15, 1991	4,000	–	Sale	27.75
May 28, 1991	2,000	–	Purchase	28.375
June 10, 1991	1,500	–	Sale	31.875
June 10, 1991	500	–	Sale	30.375

(9) As of October 17, 1991:

PEC beneficially owned 2,380,336 Ordinary Shares, or approximately 6.37% of the Ordinary Shares Scitex advised at the time to be outstanding as of that date. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 2,372,570 Ordinary Shares, or approximately 6.35% of the Ordinary Shares Scitex advised at the time to be then outstanding. 10,124 of these Ordinary Shares were owned by Oranim. DIC shared the power to vote and dispose of all these Ordinary Shares.

CEI beneficially owned 4,788,074 Ordinary Shares, or approximately 12.82% of the Ordinary Shares Scitex advised at the time to be then outstanding. CEI shared the power to vote and dispose of these Ordinary Shares. 28,500 of these Ordinary Shares were owned by other affiliates of Clal. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares held by CEI and such other affiliates of Clal.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares held by PEC, DIC, CEI and such other affiliates of Clal (9,540,980 Ordinary Shares in the aggregate, or approximately 25.54% of the Ordinary Shares then outstanding).

Information provided at the time to such Reporting Persons indicated that the executive officers and directors of IDB Holding, IDB Development, PEC CEI and Clal then owned an aggregate of 18,752 Ordinary Shares.

Percentages of Ordinary Shares outstanding set forth above in this section (9) were based upon the number of Ordinary Shares (37,358,854) Scitex advised at the time such Reporting Persons to be outstanding as of October 17, 1991. Such Reporting Persons have been advised at the time that the amount of Ordinary Shares then outstanding was increased during the period July 12, 1991 through October 17, 1991 by 19,670 Ordinary Shares from the exercise of outstanding options for the purchase of Ordinary Shares by persons other than the Reporting Persons.

The following table reflects the purchases and sales of Ordinary Shares made by CEI and other affiliates of Clal during the last 60 days prior to October 17, 1991 on the over-the-counter market in the U.S.:

Date of Transaction	Type of Transaction and Amount of Ordinary Shares			Price Per Ordinary Share ($)
September 12, 1991	10,000	–	Purchase	36.25
September 12, 1991	20,000	–	Purchase	36.375
September 16, 1991	10,000	–	Purchase	35.875
October 9, 1991	25,000	–	Sale	36.875
October 10, 1991	5,000	–	Purchase	35.25
October 10, 1991	6,000	–	Purchase	34.53906
October 10, 1991	4,000	–	Purchase	34.53906
October 10, 1991	2,000	–	Purchase	34.53906
October 15, 1991	5,000	–	Sale	36.25

The following table reflects the purchases and sales of Ordinary Shares made during the last 60 days prior to October 17, 1991 by Mr. Hermann Merkin, then a director of IDB Holding, PEC and DIC, as well as by a company of which Mr. Merkin then was a 50% owner, on the over-the-counter market in the U.S.:

Date of Transaction	Type of Transaction and Amount of Ordinary Shares			Price Per Ordinary Share ($)
By Mr. Merkin:
August 22, 1991	1,000	–	Sale	32.75
October 17, 1991	1,500	–	Purchase	35
October 17, 1991	2,000	–	Purchase	35
By a company of which Mr. Merkin then was a 50% owner:
September 18, 1991	2,000	–	Purchase	36.25
September 19, 1991	2,000	–	Purchase	36.625
September 23, 1991	1,000	–	Purchase	36.25
September 24, 1991	2,000	–	Purchase	36.25
October 9, 1991	2,000	–	Sale	38.75
October 11, 1991	2,000	–	Purchase	38.375
October 23, 1991	1,000	–	Purchase	36.85
October 23, 1991	500	–	Purchase	36.975
October 23, 1991	1,500	–	Purchase	37.35

(10)         On May 20, 1992, Scitex sold an aggregate of 4,752,914 newly issued Ordinary Shares to International Paper Company (“International Paper”) for a price of $44 per share. In connection with and as a condition to the purchase by International Paper of Ordinary Shares, Clal, CEI, DIC, PEC and International Paper entered into a shareholders’ agreement dated May 20, 1992 with respect to the Ordinary Shares owned by them.  This shareholders’ agreement terminated on January 6, 2000, when International Paper sold all of the Ordinary Shares then owned by it to CEI, DIC and PEC as described in section (21) below, and from such date it is no longer in effect.

On June 12, 1992 the number of outstanding Ordinary Shares increased by 2,400 as a result of the exercise of outstanding options for the purchase of Ordinary Shares by persons other than the Reporting Persons

As of May 20, 1992 and June 12, 1992:
PEC beneficially owned 2,380,336 Ordinary Shares, or approximately 5.62% of the Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 2,372,578 Ordinary Shares, or approximately 5.60% of the Ordinary Shares. 10,124 of these Ordinary Shares were owned by Oranim. DIC shared the power to vote and dispose of all these Ordinary Shares.

CEI beneficially owned 4,801,999 Ordinary Shares and 4,795,999 Ordinary Shares respectively, or approximately 11.34% and 11.33% of the Ordinary Shares. CEI shared the power to vote and dispose of these Ordinary Shares. 42,425 and 36,425, respectively, of these Ordinary Shares were owned by other affiliates of Clal. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares then held by CEI and such other affiliates of Clal.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares then held by PEC, DIC, CEI and such other affiliates of Clal (as of May 20, 1992 and June 12, 1992, an aggregate of 9,554,913 Ordinary Shares and an aggregate of 9,548,913 Ordinary Shares, respectively, or approximately 22.57% and 22.55% of the Ordinary Shares then outstanding).

Information provided at the time to such Reporting Persons indicated that the executive officers and directors of IDB Holding, IDB Development, PEC and DIC (other then such executive officers and directors who at the time were Reporting Persons) then owned an aggregate of 7,477 Ordinary Shares.

Since October 28, 1991 such Reporting Persons have not effected any sales or purchases of Ordinary Shares of Scitex, except that other affiliates of Clal have purchased and sold Ordinary Shares as set forth below. The percentages of the Ordinary Shares outstanding beneficially owned by such Reporting Persons were reduced as a result of the sale of newly issued Ordinary Shares to International Paper described above and the exercise of outstanding options by persons other than such Reporting Persons.

Scitex has advised at the time that as a result of its sale of Ordinary Shares to International Paper referred to above, the number of Ordinary Shares outstanding on May 20, 1992 increased to 42,337,368, and that the number of Ordinary Shares outstanding on June 12, 1992 increased to 42,339,768 as a result of the exercise of outstanding options for the purchase of Ordinary Shares by persons other than the Reporting Persons. The percentages of Ordinary Shares outstanding set forth above in this section (10) were based upon these numbers.

The following table reflects the purchases and sales of Ordinary shares made between March 19, 1992 and June 12, 1992 by other affiliates of Clal, by Mr. Mordechai Limon, then a director of DIC, by Mr. Hermann Merkin, then a director of IDB Holding, PEC and DIC, and by a company of which Mr. Merkin then owned 50%. All such purchases and sales were made on the over-the-counter market in the United States.

Date of Transaction	Type of Transaction and Amount of Ordinary Shares			Price Per Ordinary Share
By affiliates of Clal
April 20, 1992	5,000	–	Sale	$40.00
April 23 1992	3,700	–	Sale	35.00
April 27, 1992	100	–	Sale	40.00
May 13, 1992	4,750	–	Purchase	35.82
May 14, 1992	3,575	–	Purchase	35.37
May 18, 1992	1,000	–	Purchase	36.50
June 10, 1992	6,000	–	Sale	37.00
By Mr. Limon:
April 17, 1992	75	–	Purchase	$41.00
May 21, 1992	50	–	Purchase	34.75
By Mr. Merkin:
March 19, 1992	2,000	–	Purchase	$43.375
March 27, 1992	4,000	–	Sale	42.875
April 9, 1992	2,000	–	Purchase	39.875
April 20, 1992	2,000	–	Sale	41.50
May 13, 1992	1,000	–	Purchase	36.50
May 13, 1992	1,000	–	Purchase	35.50
May 15, 1992	2,000	–	Sale	35.50
June 11, 1992	1,000	–	Purchase	35.50
June 12, 1992	1,000	–	Purchase	35.50
By a company of which Mr. Merkin then owned 50%:
March 20, 1992	1,000	–	Sale	$43.75
March 27, 1992	1,000	–	Sale	42.875
April 8, 1992	3,000	–	Sale	40.25

(11)         Under the terms of the shareholders’ agreement dated May 20, 1992 among International Paper, CEI, DIC and PEC with respect to Scitex, which was then in effect, on July 15, 1993, the parties thereto agreed to acquire in the over-the-counter market additional Ordinary Shares. The parties agreed to have one broker purchase the additional Ordinary Shares for their account and to allocate the purchased Ordinary Shares among them in accordance with their respective holdings in Scitex, namely 33.33% of the purchased Ordinary Shares for International Paper, 33.33% for Clal Electronic Ventures Ltd., an Israeli corporation (“CEV”), which has been a wholly owned subsidiary of CEI, 16.67% for PEC and 16.67% for

DIC Communication and Technology Ltd., an Israeli corporation (“DIC Technology”), which has been a wholly owned subsidiary of DIC.

The following table sets forth the purchases of Ordinary Shares made by all such parties to that agreement from July 15, 1993 through July 19, 1993, which purchases were allocated among the parties as set forth above. All such purchases were made in the over-the-counter market. A total of 533,000 Ordinary Shares were purchased for an aggregate purchase price of $14,979,875 (excluding commissions), of which CEV purchased 177,667 Ordinary Shares for $4,993,291.66 (excluding commissions) using its own funds, and each of PEC and DIC Technology purchased 88,833 Ordinary Shares for $2,496,645.83 (excluding commissions) using its own funds.

Date of Transaction	Number of Ordinary Shares Purchased	Price Per Ordinary Share
July 15, 1993	20,000	$29.375
	8,000	29.1875
	12,000	29.250
	5,000	29.125
	10,000	29.000
	15,000	28.750
	10,000	29.000
	10,000	28.9375
	10,000	29.000
	10,000	29.125
	10,000	29.1875
	15,000	29.125
	10,000	29.1875
	15,000	29.250
	5,000	28.125
	5,000	28.250
	8,000	28.375
	7,000	28.500
July 16, 1993	25,000	28.750
	11,000	28.625
	14,000	28.750
	5,000	27.750
	35,000	27.875
	10,000	27.4375
	10,000	27.375
	10,000	27.375
	10,000	27.375
	10,000	27.250
	5,000	27.250
	5,000	27.250
	25,000	27.250
	15,000	27.125
	10,000	27.000
	10,000	27.000
	10,000	26.875
	20,000	27.000
July 19, 1993	10,000	27.9375
	10,000	27.875
	10,000	27.750
	5,000	27.625
	15,000	27.625
	10,000	27.625
	10,000	27.625
	10,000	27.625
	10,000	27.500
	10,000	27.375
	8,000	27.375

Such Reporting Persons’ purpose in purchasing additional Ordinary Shares reflected their confidence in the long-term value of their holdings in Scitex.
As of July 19, 1993:
PEC beneficially owned 2,469,169 Ordinary Shares, or approximately 5.79% of the Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 2,461,411 Ordinary Shares, or approximately 5.77% of the Ordinary Shares.10,124 of these Ordinary Shares were owned by Oranim, and 88,833 of these Ordinary Shares were owned by DIC Technology. DIC shared the power to vote and dispose of the Ordinary Shares held by it and by such subsidiaries of DIC.

CEI beneficially owned 4,960,209 Ordinary Shares, or approximately 11.62% of the Ordinary Shares. 177,667 of these Ordinary Shares were owned by CEV and 22,968 of these Ordinary Shares were owned by certain mutual and provident funds managed by affiliates of Clal. CEI shared the power to vote and dispose of, the Ordinary Shares held by it, CEV and such mutual and provident funds. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, all these Ordinary Shares.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares then held by PEC, DIC, DIC Technology, CEI, CEV and such mutual and provident funds (an aggregate of 9,890,789 Ordinary Shares, or approximately 23.18% of the Ordinary Shares then outstanding).

Information provided to such Reporting Persons indicated that the executive officers and directors of IDB Holding, PEC, DIC and Clal (other than such executive officers and directors who then were Reporting Persons) then owned an aggregate of 26,480 Ordinary Shares.

Except as set forth in the above table, and except as set forth below for certain provident or mutual funds managed by affiliates of Clal, none of such Reporting Persons has purchased or sold any Ordinary Shares since June 29, 1992.

Scitex has advised at the time such Reporting Persons that there were 42,678,243 Ordinary Shares outstanding on July 19, 1993 and the percentages of Ordinary Shares outstanding set forth above in this section (11) were based on this number.

The following table reflects the purchases and sales made between May 1, 1993 and July 19, 1993 by provident or mutual funds managed by affiliates of Clal. All such purchases and sales were made in the over-the-counter market.

Date of Transaction	Type of Transaction and Amount of Ordinary Shares			Price Per Ordinary Share
May 3, 1993	6,750	–	Sale	$39.50
May 3, 1993	1,000	–	Sale	39.00
May 11, 1993	325	–	Sale	38.625
May 18, 1993	515	–	Sale	38.75
June 10, 1993	1,500	–	Purchase	36.50
June 10, 1993	1,500	–	Purchase	36.125
June 16, 1993	3,000	–	Sale	38.375
June 16, 1993	890	–	Sale	38.75
July 6, 1993	6,000	–	Sale	38.25

On June 28, 1993, Mr. Haym Carasso, then a director of IDB Holding and DIC, purchased 190 Ordinary Shares for $36 per share. On July 15, 1993, Mr. Hermann Merkin, then a director of IDB Holding, PEC and DIC, purchased 1,000 Ordinary Shares for $30 per share. On such date, a company of which Mr. Merkin then owned 49% purchased 2,000 Ordinary Shares at $32.50 per share and sold 2,000 Ordinary Shares at $28.75 per share. All of the foregoing purchases and sales were made in the over-the-counter market.

(12)         As described in section (11) above, International Paper, CEI, DIC and PEC agreed to acquire in the over-the-counter market additional Ordinary Shares and to allocate the purchased Ordinary Shares among themselves in accordance with their respective holdings in Scitex, namely 33.33% of  the purchased

Ordinary Shares for International Paper, 33.33% for CEV, 16.67% for DIC Technology and 16.67% for PEC.

The following table sets forth the purchases of Ordinary Shares made by all such parties to that agreement from July 21, 1993 through August 17, 1993, which purchases were allocated among the parties as set forth above. All such purchases were made in the over-the-counter market. A total of 434,000 Ordinary Shares were purchased for an aggregate purchase price of $10,986,031.26 (excluding commissions), of which CEV purchase 144,666 Ordinary Shares for $3,661,993.20 (excluding commissions), using its own funds, and each of PEC and DIC Technology purchased 72,334 Ordinary Shares for $1,831,022.43 (excluding commissions), using its own funds.

Date of Transaction	Type of Transaction and Amount of Ordinary Shares	Price Per Ordinary Share
July 21, 1993	10,000	$25.4375
	10,000	25.375
	10,000	24.375
	10,000	25.000
	2,000	25.250
July 23, 1993	5,000	24.500
	5,000	24.500
	5,000	24.5625
	5,000	24.5625
	5,000	24.4375
	5,000	24.500
	10,000	24.750
	5,000	24.875
	5,000	25.000
	5,000	24.9375
	11,000	25.000
July 26, 1993	5,000	25.500
	5,000	25.500
	10,000	25.625
	5,000	25.500
	5,000	25.6875
	10,000	25.750
	5,000	25.6875
	5,000	25.750
July 27, 1993	5,000	25.500
	10,000	25.5625
	10,000	25.5625
	5,000	25.500
	5,000	25.000
	5,000	25.375
	50,000	25.125
	5,000	25.250
	5,000	25.250
August 10, 1993	2,500	24.9375
	5,000	25.000
	7,500	25.125
	15,000	25.125
	10,000	25.125
	10,000	25.125
	10,000	25.250
	10,000	25.250
	10,000	25.375
	10,000	25.375
	10,000	25.375
	10,000	25.375
	1,000	25.375
August 11, 1993	5,000	$25.500
	5,000	25.625
August 13,1993	10,000	26.125
	10,000	26.125
	5,000	26.0625
	5,000	26.0625
August 16, 1993	15,000	26.00
August 17, 1993	5,000	26.125
	5,000	26.125

Such Reporting Persons’ purpose in purchasing additional Ordinary Shares reflected their confidence in the long-term-value of their holdings in Scitex.
As of August 17, 1993:
PEC beneficially owned 2,541,503 Ordinary Shares, or approximately 5.95% of the Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 2,533,745 Ordinary Shares, or approximately 5.94% of the Ordinary Shares. 10,124 of these Ordinary Shares were owned by Oranim, and 161,167 of these Ordinary Shares were owned by DIC Technology. DIC shared the power to vote and dispose of the Ordinary Shares held by it and by such subsidiaries of DIC.

CEI beneficially owned 5,104,875 Ordinary Shares, or approximately 11.96% of the Ordinary Shares. 322,333 of these Ordinary Shares were owned by CEV and 23,068 of these Ordinary Shares were owned by certain provident and mutual funds managed by affiliates of Clal. CEI shared the power to vote and dispose of the Ordinary Shares held by CEV and such provident and mutual funds. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, all these Ordinary Shares.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares then held by DIC, PEC, DIC Technology, CEI, CEV and such mutual and provident funds (an aggregate of 10,180,123 Ordinary Shares, or approximately 23.85% of the Ordinary Shares then outstanding).

Information provided at the time to such Reporting Persons indicated that the executive officers and directors of IDB Holding, DIC, PEC, DIC Technology, Clal and CEV (other than such executive officers and directors who at the time were Reporting Persons) then owned an aggregate of 30,680 Ordinary Shares.

Except as set forth in the above table, and except as set forth below for certain provident or mutual funds managed by affiliates of Clal, none of such Reporting Persons has purchased or sold any Ordinary Shares since July 20, 1993.

Scitex has advised at the time such Reporting Persons that there wee 42,681,768 Ordinary Shares outstanding on August 17, 1993 and the percentages of Ordinary Shares outstanding set forth above in this section (12) were based on this number.

The only purchase or sale made during the last 60 day period ended on August 17, 1993 by provident or mutual funds managed by affiliates of Clal was the purchase of 100 Ordinary Shares for $27.75 per share on July 16, 1993 in the over-the-counter market.

On July 21, 1993, Mr. Herman Merkin, then a director of IDB Holding, PEC and DIC, purchased 1000 Ordinary Shares for $25.25 per share and 1,000 Ordinary Shares for $25 per shared. On July 22, 1993, Mr. Moshe Porath, then a director of DIC, purchased 200 Ordinary Shares for $27.75 per share. All of these purchases were made in the over the-counter market.

(13) On December 31, 1993, DIC Technology transferred its 164,500 Ordinary Shares to Oranim.
(14) On January 12, 1994, Mr. Leon Recanati, then a Reporting Persons, purchased in the over-the-counter market 1,000 Shares for $22.875 per share and 1,500 Ordinary Shares for $23.00 per share.
(15) As of February 16, 1994:

PEC beneficially owned 2,544,836 Ordinary Shares, or approximately 5.96% of the Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 2,537,078 Ordinary Shares, or approximately 5.94% of the Ordinary Shares. 174,624 of these Ordinary Shares were owned by Oranim. DIC shared the power to vote and dispose of the Ordinary Shares held by it and by Oranim.

CEI beneficially owned 5,102,424 Ordinary Shares, or approximately 11.94% of the Ordinary Shares. 329,000 of these Ordinary Shares were owned by CEV and 13,800 of these Ordinary Shares were owned by certain provident and mutual funds managed by affiliates of Clal. CEI shared the power to vote and dispose of the Ordinary Shares held by CEI, CEV and such provident and mutual funds. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, all these Ordinary Shares.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares then held by DIC, PEC, Oranim, CEI, CEV and such mutual and provident funds (an aggregate of 10,184,338 Ordinary Shares, or approximately 23.83% of the Ordinary Shares then outstanding). In addition, Mr. Leon Recanati, then a Reporting Person, owned and had the sole power to vote and dispose of 2,500 Ordinary Shares.

Except as indicated in sections (13) and (14) above, none of the Reporting Persons made any purchases or sales of Ordinary Shares during the last 60 day period prior to February 16, 1994.

Information provided at the time to such Reporting Persons indicated that the executive officers and directors of IDB Holding, IDB Development, DIC, PEC, Oranim, CEI and CEV (other than such executive officers and directors who at the time were Reporting Persons) then owned an aggregate of 13,352 Ordinary Shares.

Scitex has advised at the time such Reporting Persons that there were 42,741,268 Ordinary Shares outstanding on February 16, 1994 and the percentages of Ordinary Shares outstanding set forth above in this section (14) were based on this number.

On January 19, 1994 and on February 2, 1994, Mr. Amos Sapir, then an executive officer of Clal, sold in the over-the-counter market 50 Ordinary Shares for $23 per share, and 360 Ordinary Shares for $23.25 per share, respectively. On January 20, 1994, Mr. M. Laiser, then an executive officer of Clal, sold in the over-the-counter market 4,500 Ordinary Shares and 11,500 Ordinary Shares for $23.725 per share and $23.85 per share, respectively. Such Reporting Persons have been informed at the time that, except as described above in this section (14) for Messrs. Leon Recanati, Amos Sapir and M. Laiser, none of the executive officers and directors of IDB Holding, IDB Development, DIC, PEC, Oranim, Clal, CEI and CEV have purchased or sold any Ordinary Shares during the last 60 days prior to February 16, 1994.

(16)         On June 23, 1994 International Paper, CEI, DIC and PEC, who were parties to a shareholders’ agreement referred to in section (10) with respect to Scitex, which was then in effect, agreed to purchase together additional Ordinary Shares from time to time in the over-the-counter market or in transactions negotiated with other shareholders, subject to market and other conditions. Such parties agreed to have one broker purchase the additional Ordinary Shares for their account and to allocate the purchased Ordinary Shares among them in proportion to their respective holdings in Scitex, namely one-third of the purchased Ordinary Shares for International Paper, one-third for CEI, one-sixth for DIC Loans (a wholly owned subsidiary of DIC) and one-sixth for PEC. Such Reporting Persons’ purchase of additional Ordinary Shares reflected their confidence in the long-term value of their holdings in Scitex.

The following table sets forth the purchases of Ordinary Shares made by all such parties to that agreement on April 9, 1996 and April 10, 1996, which purchases were allocated among the parties as set forth above. All such purchases were made in the over-the-counter market. A total of 225,000 Ordinary Shares were purchased for an aggregate purchase price of $4,298,751 (excluding commissions), of which CEI, DIC Loans and PEC purchased a total of 150,000 Ordinary Shares for an aggregate purchase price of $2,865,834 (excluding commissions). Such Reporting Persons purchased these 150,000 Ordinary Shares with their own funds.

Date of Transaction	Number of Ordinary Shares Purchased	Price Per Ordinary Share
April 9, 1996	10,000	$18.375
	25,000	19.125
	25,000	19.125
	25,000	19.125
	25,000	19.125
	25,000	19.250
April 10, 1996	10,000	19.125
	45,000	19.125
	25,000	19.125
	10,000	19.125

As of April 10, 1996:
PEC beneficially owned 2,629,536 Ordinary Shares, or approximately 6.14% of the Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 2,621,770 Ordinary Shares (including 37,500 Ordinary Shares then held by DIC Loans), or approximately 6.13% of the Ordinary Shares. DIC shared the power to vote and dispose of these Ordinary Shares.

CEI beneficially owned 5,163,574 Ordinary Shares (including 329,000 Ordinary Shares then held by CEV), or approximately 12.06% of the Ordinary Shares. CEI shared the power to vote and dispose of these Ordinary Shares. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares held by CEI and CEV.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares then held by PEC, DIC Loans, DIC, CEI and CEV (an aggregate of 10,414,880 Ordinary Shares, or approximately 24.33% of the Ordinary Shares then outstanding). In addition, Mr. Leon Recanati, then a Reporting Person, owned and had the sole power to vote and dispose of 2,500 Ordinary Shares.

Except as aforesaid, none of such Reporting Persons purchased or sold any Ordinary Shares during the last 60-day period prior to April 10, 1996.

Scitex has advised at the time such Reporting Persons that there were 42,808,515 Ordinary Shares outstanding on April 1, 1996 and the percentages of Ordinary Shares outstanding set forth above in this section (16) were based on this number.

An affiliate of DIC and IDB Development is a manager of mutual funds in Israel that may from time to time own Ordinary Shares. The Reporting Persons disclaim beneficial ownership of any such shares.

(17)         The following table sets forth the purchases of Ordinary Shares made together by International Paper, CEI, DIC Loans and PEC from April 11, 1996 through April 16, 1996, which were allocated one-third of the purchased Ordinary Shares for International Paper, one-third for CEI, one-sixth for DIC Loans and one-sixth for PEC. All such purchases were made in the over-the-counter market. A total of 865,000 Ordinary Shares were purchased by all such parties for an aggregate purchase price of $16,553,437.50 (excluding commissions), of which such Reporting Persons purchased a total of 576,667 Ordinary Shares for an aggregate purchase price of $11,035,631.39 (excluding commissions). Such Reporting Persons purchased these 576,667 Ordinary Shares with their own funds.

Date of Transaction	Number of Ordinary Shares Purchased	Price Per Ordinary Share
April 11, 1996	15,000	$19.000
	30,000	19.000
	25,000	19.000
	10,000	18.875
	10,000	18.875
	25,000	18.875
April 12, 1996	10,000	18.938
	15,000	18.938
	10,000	19.000
April 15, 1996	20,000	19.125
	7,500	19.125
	10,000	19.125
	7,500	19.125
April 16, 1996	90,000	19.063
	15,000	19.125
	10,000	19.125
	25,000	19.125
	100,000	19.125
	70,000	19.125
	25,000	19.125
	25,000	19.250
	50,000	19.250
	20,000	19.250
	240,000	19.250

As of April 16, 1996:
PEC beneficially owned 2,773,703 Ordinary Shares, or approximately 6.48% of the Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 2,765,937 Ordinary Shares (including 181,667 Ordinary Shares then held by DIC Loans), or approximately 6.46% of the Ordinary Shares. DIC shared the power to vote and dispose of these Ordinary Shares.

CEI beneficially owned 5,451,907 Ordinary Shares (including 329,000 Ordinary Shares then held by CEV), or approximately 12.74% of the Ordinary Shares. CEI shared the power to vote and dispose of these Ordinary Shares. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, these Ordinary Shares.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares then held by DIC, PEC, DIC Loans, CEI and CEV (an aggregate of 10,991,547 Ordinary Shares, or approximately 25.68% of the Ordinary Shares then outstanding). In addition, Mr. Leon Recanati, then a Reporting Person, owned and had the sole power to vote and dispose of 2,500 Ordinary Shares.

Information provided at the time to such Reporting Persons indicated that the executive officers and directors of IDB Holding, IDB Development, DIC, PEC, DIC Loans, CEI and CEV (other than such executive officers and directors who at the time were Reporting Persons) then beneficially owned an aggregate of 16,741 Ordinary Shares and may have been deemed to own beneficially an additional 19,447 Ordinary Shares pursuant to options granted by DIC in 1992 and 1993 to acquire such number of Ordinary Shares from DIC.

Except as aforesaid, none of such Reporting Persons purchased or sold any Ordinary Shares since April 11, 1996.

Scitex has advised at the time such Reporting Persons that there were 42,808,515 Ordinary Shares outstanding on April 16, 1996 and the percentages of Ordinary Shares outstanding set forth above in this section (17) were based on this number.

On February 21, 1996, Mr. Michael Levi, then a director of IDB Development, purchased 2,889 Ordinary Shares in the over-the-counter market for $14.80 per share. Such Reporting Persons have been informed that, except as described in the immediately preceding sentence, none of the executive officers and directors of IDB Holding, IDB Development, DIC, PEC, DIC Loans, CEI and CEV had purchased or sold any Ordinary Shares during the period beginning on February 1, 1996.

(18) In December 1966 DIC Loans transferred to DIC all of the 246,664 Ordinary Shares then held by DIC Loans.
(19) In December 1998 CEV transferred to CEI all of the 329,000 Ordinary Shares then held by CEV.
(20) In December 1999 PEC and DIC transferred to DIC Loans 2,380,334 Ordinary Shares and 2,500,000 Ordinary Shares, respectively.

(21)         On January 6, 2000  DIC, PEC and CEI purchased from International Paper, pursuant to a Stock Purchase Agreement dated November 9, 1999 among them, 1,417,412 Ordinary shares, 1,417,413 Ordinary Shares and 2,834,825 Ordinary Shares, respectively, which constituted all of the Ordinary Shares then owned by International Paper, for a purchase price of $14 per Ordinary Share. DIC, PEC and CEI purchased these Ordinary Shares using their respective own funds. This purchase of the Ordinary Shares from International Paper increased the percentage of outstanding Ordinary Shares owned by each of DIC, PEC, and CEI by 3.3%, 3.3% and 6.6%, respectively.
As of November 9, 1999 and excluding the Ordinary Shares purchased from International Paper:
PEC beneficially owned 2,838,700 Ordinary Shares, or approximately 6.7% of the outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 2,830,954 Ordinary Shares (including 246, 644 Ordinary Shares then held by DIC Loans), or approximately 6.7% of the outstanding Ordinary Shares. DIC shared the power to vote and dispose of these Ordinary Shares, and may have been deemed to share the power to vote and dispose of the Ordinary Shares then held by PEC, or a total of 5,669,634 Ordinary Shares, constituting approximately 13.3% of the outstanding Ordinary Shares.

CEI beneficially owned 5,581,910 Ordinary Shares, or approximately 13.1% of the outstanding Ordinary Shares. CEI shared the power to vote and dispose of these Ordinary Shares. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares held by CEI.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the 11,251,544 Ordinary Shares then held by DIC, PEC, DIC Loans and CEI, or approximately 26.4% of the outstanding Ordinary Shares. In addition, Mr. Leon Recanati, then a Reporting Person owned and had sole power to vote and dispose of 2,500 Ordinary Shares, and Mrs. Judith Yovel Recanati, then a Reporting Person, owned and had sole power to vote and dispose of 800 Ordinary Shares.

Scitex has advised at the time such Reporting Persons that as of November 9, 1999 there were 42,658,448 outstanding Ordinary Shares, and the percentages of Ordinary Shares outstanding set forth above in this section (21) were based on this number.

(22)         From January 7, 2000 through September 20, 2000, CEI and DIC purchased 791,492 Ordinary Shares and 253,334 Ordinary Shares, respectively, in the over-the-counter market using their own funds, for a total purchase price of $11,374,357 and 3,139,384, respectively, excluding commissions.

As of September 20, 2000:
PEC beneficially owned 1,875,779 Ordinary Shares, or approximately 4.36% of the outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC Loans beneficially owned 4,880,334 Ordinary Shares, or approximately 11.35% of the outstanding Ordinary Shares. DIC Loans shared the power to vote and dispose of these Ordinary Shares. DIC directly owned 2,001,680 Ordinary Shares, or approximately 4.65% of the outstanding Ordinary Shares, and may have been deemed to share the power to vote and dispose of the Ordinary Shares held by PEC and DIC Loans, or a total of 8,757,793 Ordinary Shares, constituting approximately 20.36% of the outstanding Ordinary Shares.

CEI beneficially owned 9,208,227 Ordinary Shares, or approximately 21.41% of the outstanding Ordinary Shares. CEI shared the power to vote and dispose of these Ordinary Shares. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares held by CEI.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the 17,966,020 Ordinary Shares then held by DIC, PEC, DIC Loans and CEI, or approximately 41.78% of the Ordinary Shares then outstanding. In addition, Mr. Leon Recanati, then a Reporting Person, owned and had sole power to vote and dispose of 2,500 Ordinary Shares, and Mrs. Judith Yovel Recanati, then a Reporting Person, owned and had sole power to vote and dispose of 800 Ordinary Shares.

Information provided at the time to such Reporting Persons indicated that the executive officers of IDB Holding, IDB Development, DIC, DIC Loans, PEC, CEI and Clal (other than such executive officers and directors who at the time were Reporting Persons) then beneficially owned an aggregate of 27,700 Ordinary Shares.

Scitex has advised at the time such Reporting Persons that there were 43,005,287 Ordinary Shares outstanding on September 20, 2000 and the percentages of Ordinary Shares outstanding set forth above in this section (22) were based on this number.

The following table sets forth the purchases of Ordinary Shares made by CEI from August 24, 2000 (the date by which such Reporting Persons had purchased an additional 1% of the Ordinary Shares since

January 7, 2000) through September 11, 2000. CEI did not purchase any Ordinary Shares during the last 60 day period prior to August 24, 2000 and DIC did not purchase any Ordinary Shares from January 7, 2000 through September 11, 2000.

Date of Transaction	Amount of Ordinary Shares Purchased	Price Per Ordinary Share
August 24, 2000	5,000	$11.125
	5,000	11.188
	40,000	11.250
	17,500	11.250
August 28, 2000	6,000	11.438
August 29, 2000	30,000	11.563
	1,000	11.563
August 30, 2000	10,000	12.063
August 31, 2000	2,500	12.500
	17,500	12.563
September 1, 2000	2,500	12.375
	10,000	12.375
September 5, 2000	11,000	12.438
September 6, 2000	100,000	12.188

The following table sets forth the purchases of Ordinary Shares made by CEI and DIC from September 12, 2000 through September 14, 2000, which purchases were allocated equally between the two purchasers.

Date of Transaction	Amount of Ordinary Shares Purchased	Price Per Ordinary Share
September 12, 2000	20,000	$11.813
	15,000	11.875
September 13, 2000	10,000	11.813
	15,500	11.875
	10,000	12.000
September 14, 2000	10,000	12.000

The following table sets forth the purchases of Ordinary Shares made by CEI and DIC from September 15, 2000 through September 20, 2000 which purchases were allocated one-third to CEI and two-thirds to DIC.

Date of Transaction	Amount of Ordinary Shares Purchased	Price Per Ordinary Share
September 15, 2000	10,000	$12.250
	40,000	12.500
	30,000	12.438
September 18, 2000	10,000	12.438
	15,000	12.469
	50,000	12.500
	25,000	12.563
September 19, 2000	10,000	12.313
	10,000	12.375
	20,000	12.500
September 20, 2000	50,000	12.500
	50,000	12.563

Except as aforesaid, none of such Reporting Persons purchase or sold any Ordinary Shares since January 7, 2000.

Such Reporting Persons have been informed at the time that none of the executive officers and directors of IDB Holding, IDB Development, DIC, DIC Loans, PEC, CEI and Clal have purchased or sold any Ordinary Shares during the period beginning on June 15, 2000, except that Mr. Ziv Leitman, then an executive officer of DIC, sold 762 Ordinary Shares in the open market on July 16, 2000 at a price of $11.00 per share.

(23)         From September 21, 2000 through October 20, 2000, DIC and CEI purchased 397,335 Ordinary Shares and 198,665 Ordinary Shares, respectively, in the over-the-counter market using their own funds, for a total purchase price of $4,457,310 and $2,228,656, respectively, excluding commission.

As of October 20, 2000:
PEC beneficially owned 1,875,779 Ordinary Shares, or approximately 4.36% of the outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC Loans beneficially owned 4,880,334 Ordinary Shares, or approximately 11.35% of the outstanding Ordinary Shares. DIC Loans shared the power to vote and dispose of these Ordinary Shares. DIC directly owned 2,399,015 Ordinary Shares, or approximately 5.58% of the outstanding Ordinary Shares, and may have been deemed to share the power to vote and dispose of the Ordinary Shares then held by PEC and DIC Loans, or a total of 9,155,128 Ordinary Shares, constituting approximately 21.29% of the outstanding Ordinary Shares.

CEI beneficially owned 9,406,892 Ordinary Shares, or approximately 21.87% of the outstanding Ordinary Shares. CEI shared the power to vote and dispose of these Ordinary Shares. Clal may have been deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares then held by CEI.

IDB Holding and IDB Development may have been deemed beneficial owners of, and to share the power to vote and dispose of, the 18,562,020 Ordinary Shares held by DIC, PEC, DIC Loans and CEI, or approximately 43.16% of the outstanding Ordinary Shares. In addition, Mr. Leon Recanati, then a Reporting Persons, owned and had sole power to vote and dispose of 2,500 Ordinary Shares, and Mrs. Judith Yovel Recanati, then a Reporting Persons, owned and had sole power to vote and dispose of 800 Ordinary Shares.

Scitex has advised at the time such Reporting Persons that there were 43,005,287 Ordinary Shares outstanding on September 20, 2000 and the percentages of Ordinary Shares outstanding set forth above in this section (23) were based on this number.

The following table sets forth the purchases of Ordinary Shares made by DIC and CEI from September 21, 2000 through October 20, 2000. These purchases were allocated two-thirds to DIC and one-third to CEI.

Date of Transaction	Amount of Ordinary Shares Purchased	Price Per Ordinary Share
September 21, 2000	25,000	$12.500
	35,000	12.438
	10,000	12.375
September 22, 2000	20,000	12.063
	10,000	12.000
September 25, 2000	35,000	12.438
	10,000	12.375
September 26, 2000	10,000	12.500
	10,000	12.438
	20,000	12.375
October 11, 2000	25,000	10.750
October 12, 2000	60,000	10.500
	45,000	10.438
	45,000	10.375
	31,000	10.313
October 16, 2000	20,000	10.813
	30,000	11.000
October 17, 2000	10,000	10.063
	40,000	11.094
	20,000	11.125
October 19, 2000	45,000	10.813
October 20, 2000	40,000	10.813

(24) As of May 19, 2003:
PEC beneficially owned 1,875,779 Ordinary Shares, or approximately 4.32% of the outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC Loans beneficially owned 4,880,334 Ordinary Shares, or approximately 11.23% of the outstanding Ordinary Shares. DIC Loans shared the power to vote and dispose of these Ordinary Shares. DIC directly owned 2,665,679 Ordinary Shares, or approximately 6.13% of the outstanding Ordinary Shares, and may be deemed to share the power to vote and dispose of the Ordinary Shares then held by PEC and DIC Loans, or a total of 9,421,794 Ordinary Shares, constituting approximately 21.67% of the outstanding Ordinary Shares.

CEI beneficially owned 9,540,226 Ordinary Shares, or approximately 21.95% of the outstanding Ordinary Shares. CEI shared the power to vote and dispose of these Ordinary Shares. Clal may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares then held by CEI.

CEI, Clal, PEC, DIC Loans, DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, the aggregate of 18,962,020 Ordinary Shares held by DIC, PEC, DIC Loans and CEI, or approximately 43.62% of the outstanding Ordinary Shares.

Scitex advised the Reporting Persons that there were 43,467,388 Ordinary Shares outstanding on May 19, 2003 and the percentages of Ordinary Shares outstanding set forth above in this section (24) were based on this number.

None of the Reporting Persons purchased or sold any Ordinary Shares from March 15, 2003 through May 19, 2003.

Information provided to the Reporting Persons indicates that the executive officers and directors of Clal and PEC owned as of May 19, 2003 an aggregate of 51,980 Ordinary Shares. According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares from March 15, 2003 through May 19, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A voting Agreement dated December 1, 1980 among Clal, PEC and DIC (the “Voting Agreement”). Under the Voting Agreement the parties thereto (PEC and DIC being one party and Clal affiliates being one party for such purpose) agreed to vote their respective Ordinary Shares in concert with respect to the election of directors of Scitex proposed by each of them and in respect of ordinary resolutions submitted to shareholders. The Voting Agreement also provides each of the parties with a right of first refusal in the event the other party wishes to dispose of a significant number of its Ordinary Shares to a third party. The Voting Agreement is in effect for a period of 10 years from the date thereof, with automatic 10 year renewals unless non-renewal notice is given in advance by any party.

Item 7.	Material to Be Filed as Exhibits

Schedules A, B, C, D, E, F and G	-

Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) CEI, (ii) Clal, (iii) PEC, (iv) DIC Loans, (v) DIC, (vi) IDB Development and (vii) IDB Holding.

Exhibit 1	-	Voting Agreement dated December 1, 1980 among Clal, PEC and DIC.

Exhibit 2	-	Letter Agreement dated June 22, 2003 between CEI and IDB Holding authorizing IDB Holding to file this Amendment No. 25 and any amendments hereto on behalf of CEI.

Exhibit 3	-	Letter Agreement dated June 22, 2003 between Clal and IDB Holding authorizing IDB Holding to file this Amendment No. 25 and any amendments hereto on behalf of Clal.

Exhibit 4	-	Letter Agreement dated June 16, 2003 between PEC and IDB Holding authorizing IDB Holding to file this Amendment No. 25 and any amendments hereto on behalf of PEC.

Exhibit 5	-	Letter Agreement dated June 16, 2003 between DIC Loans and IDB Holding authorizing IDB Holding to file this Amendment No. 25 and any amendments hereto on behalf of DIC Loans.

Exhibit 6	-	Letter Agreement dated June 16, 2003 between DIC and IDB Holding authorizing IDB Holding to file this Amendment No. 25 and any amendments hereto on behalf of DIC.

Exhibit 7	-	Letter Agreement dated June 23, 2003 between IDB Development and IDB Holding authorizing IDB Holding to file this Amendment No. 25 and any amendments hereto on behalf of IDB Development.

Exhibit 8	-	Letter Agreement dated June 18, 2003 between Nochi Dankner and IDB Holding authorizing IDB Holding to file this Amendment No. 25 and any amendments hereto on behalf of Nochi Dankner.

Exhibit 9	-	Letter Agreement dated June 23, 2003 between Shelly Dankner-Bergman and IDB Holding authorizing IDB Holding to file this Amendment No. 25 and any amendments hereto on behalf of Shelly Dankner-Bergman.

Exhibit 10	-	Letter Agreement dated June 19, 2003 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Amendment No. 25 and any amendments hereto on behalf of Ruth Manor.

Exhibit 11	-	Letter Agreement dated June 22, 2003 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Amendment No. 25 and any amendments hereto on behalf of Avraham Livnat.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 25 is true, complete and correct.

Date: July 3, 2003

CLAL ELECTRONICS INDUSTRIES LTD.
CLAL INDUSTRIES AND INVESTMENTS LTD.
PEC ISRAEL ECONOMIC CORPORATION
DIC LOANS LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY DANKNER-BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

	BY:	IDB HOLDING CORPORATION LTD.

(signed)
BY:

Rina Cohen and Arthur Caplan, authorized signatories of IDB
Holding Corporation Ltd., for itself and on behalf of Clal
Electronics Industries Ltd., Clal Industries and Investments
Ltd., PEC Israel Economic Corporation, DIC Loans Ltd.,
Discount Investment Corporation Ltd., IDB Development
Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman,
Ruth Manor and Avraham Livnat, pursuant to agreements
annexed to this Amendment No. 25 as Exhibits 2 through 11.

Schedule A

Directors and Executive Officers

of

Clal Electronics Industries Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Gil Milner 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Director & Comptroller	Comptroller of Clal Industries and Investments Ltd.

Gonen Bieber (*) 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Firectoe & Finance Manager	Finance Manager of Clal Industries and Investments Ltd.

Nitsa Einan 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	General Counsel	General Counsel of Clal Industries and Investments Ltd.

(*)	Dual citizen of Israel and Germany.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule B

Directors and Executive Officers

of

Clal Industries and Investments Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director & Co-Chief Executive Officer	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director & Co- Chief Executive Officer

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Marc Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Director of companies.

Yecheskel Dovrat (1) 1 Nachshon Street, Ramat Hasharon, Israel	Director	Economical consultant & director of companies.

David Leviatan 18 Mendele Street, Herzelia, Israel	Director	Director of companies.

Nachum Langental 3a Jabotinski Street, Ramat Gan, Israel	External Director	Director of companies.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Aliza Rotbard 6 Rosenblum Street, #6101 Sea & Sun, Tel Aviv, Israel	External Director	Chief Executive Officer of DOORS Information Systems, Inc.

Azri Gonen (2) 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Executive Vice President	Executive Vice President of Clal Industries and Investments Ltd.

Yeoshua Agassi (3) 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Executive Vice President	Executive Vice President of Clal Industries and Investments Ltd.

David Haselkorn (#) 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Senior Executive Manager	Chief Executive Officer of Clal Biotechnology Industries Ltd.

Nitsa Einan 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Vice President and General Counsel	General Counsel of Clal Industries and Investments Ltd.

Gil Milner 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Vice President & Comptroller	Comptroller of Clal Industries and Investments Ltd.

Gonen Bieber (***) 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Vice President of Finance, Manager	Finance Manager of Clal Industries and Investments Ltd.

Guy Rosen 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Special Assistant to the Chief Executive Officer	Special Assistant to the Chief Executive Officer of Clal Industries and Investments Ltd.

(*)	Dual citizen of Israel and France.
(**)	Citizen of Slovenia.
(***)	Dual citizen of Israel and Germany.
(#)	Has given notice of retirement as of July 1, 2003.
(1)	Mr. Dovrat owned as of May 19, 2003 1,000 Ordinary Shares.
(2)	Mr. Gonen owned as of May 19, 2003 730 Ordinary Shares.
(3)	Mr. Agassi owned as of May 19, 2003 50,000 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule C

Directors and Executive Officers

of

PEC Israel Economic Corporation

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	President & Director	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director & Treasurer	Comptroller of Discount Investment Corporation Ltd.

James I. Edelson (1) 511 Fifth Avenue, New York, N.Y.10017, U.S.A.	Director	Associate General Counsel of Overseas Shipholding Group, Inc.

(1)	Mr. Edelson owned as of May 19, 2003 250 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule D

Directors and Executive Officers

of

DIC Loans Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director & Comptroller	Comptroller of Discount Investment Corporation Ltd.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule E

Directors and Executive Officers

of

Discount Investment Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.

Nahum Admoni 26 Ben Josef Street, Ramat Aviv Gimel, Tel-Aviv 69125, Israel	External Director	Director of companies.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Avraham Drenger 105 Ha-Hashmonaim Street, Tel-Aviv 67133, Israel	External Director	Chief Executive Officer of L.Y.A Ltd.

Ami Erel 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Discount Investment Corporation Ltd.

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of Discount Investment Corporation Ltd.

(*)	Dual citizen of Israel and France.
(**)	Citizen of Slovenia.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule F

Directors and Executive Officers

of

IDB Development Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Abraham Ben Joseph 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.

Arnon Gafny 55 Moshe Kol Street, Jerusalem 93715, Israel	External Director	Economist.

Rami (Avraham) Mardor 33 Haoranim Street, Kfar Shmariyahu 46910, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Avi Shani 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Vice President, Investments & Chief Economist	Vice President, Investments & Chief Economist of IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)	Dual citizen of Israel and France.
(**)	Citizen of Slovenia.
(***)	Dual citizen of Israel and U.S.A.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule G

Directors and Executive Officers

of

IDB Holding Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023 Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Meir Rosenne 14 Aluf Simchoni Street, Jerusalem 92504, Israel	Director	Attorney.

Josef Kucik (#) 35 Wingate Street, Herzliah Pituach, Israel	External Director	Director of companies.

Rolando Eisen 2 “A” Geiger Street, Naveh Avivim, Tel Aviv 69341, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)	Dual citizen of Israel and France.
(**)	Citizen of Slovenia.
(***)	Dual citizen of Israel and U.S.A.
(#)	Has given notice of retirement as of July 1, 2003.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.